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                              September 19, 2022

       Catherine Hoovel
       Chief Accounting Officer
       McDonald   s Corporation
       110 North Carpenter Street
       Chicago, Illinois, 60607

                                                        Re: McDonald   s
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            Form 10-Q for the
Quarter Ended June 30, 2022
                                                            Filed August 4,
2022
                                                            File No. 001-05231

       Dear Ms. Hoovel:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarter Ended June 30, 2022

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Impact of the War in Ukraine, page 16

   1.                                                   We note
company-operated restaurants in Russia appear to be more than 25% of total company-operated
restaurants. Please explain to us and disclose as appropriate the expected impact on your
cash flows, liquidity, financial position, and results of operations
                                                        (in particular,
revenues) due to your exit from Russia. Refer to Item 303 of Regulation S-
                                                        K and Release Nos.
33-6835 and 33-8350 for guidance.
       Operating Income & Operating Margin, page 28

   2. Please provide for the periods presented here and as applicable in your Form 10-K
 Catherine Hoovel
McDonald   s Corporation
September 19, 2022
Page 2
         filings and interim period earnings releases furnished in Form 8-K a reconciliation between "Non-GAAP operating income" and GAAP "operating income." Refer to Item
         10(e)(1)(i)(B) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameCatherine Hoovel                         Sincerely,
Comapany NameMcDonald   s Corporation
                                                           Division of
Corporation Finance
September 19, 2022 Page 2                                  Office of Trade &
Services
FirstName LastName